3 NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of The Lion Electric Company (the "Company") will be conducted in virtual-only format at https://www.icastpro.ca/elion240515 at 11:00 a.m. (Eastern Time) on May 15, 2024 via live webcast, to consider and take action on the following matters: (1) to receive the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2023, together with the auditor’s report thereon; (2) to elect the ten (10) directors named in the accompanying management information circular (the "Circular") who will serve until the next annual meeting of shareholders or until their successors are elected or appointed; (3) to appoint the independent auditor of the Company and authorize the directors to fix its remuneration; (4) to consider and, if deemed appropriate, to approve an ordinary resolution to renew the Company’s Omnibus Plan (as defined in the Circular), including all unallocated options, rights or other entitlements thereunder, as more fully described in the Circular; and (5) to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof. The Company’s board of directors has fixed the close of business on April 4, 2024 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof. The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, with a view to make the meeting more accessible to all shareholders regardless of their geographic location and to maximize shareholder attendance. As a result, shareholders will not be able to attend the Meeting in person. While the Company has considered the concerns expressed by certain stakeholders regarding virtual only meetings, the Company believes that holding the Meeting as a completely virtual meeting will enable it to avoid the costs and complexities associated with meetings held in a hybrid format while preserving a format that encourages shareholder inclusion and participation. In addition, with a view to ensure that all shareholders will have equal opportunities to participate, vote and submit questions at the Meeting from wherever they may physically be located on May 15, 2024, the Company has amended certain of its virtual meeting procedures to, among other things, allow shareholders to submit questions in advance of the Meeting. The Company also updated certain of its relating disclosures to specify how shareholders can make motions or raise points of order through the Company’s virtual Meeting web platform. Shareholders of the Company (the "Shareholders") may attend the Meeting online at https://www.icastpro.ca/elion240515. However, only registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) will be entitled to vote and ask questions at the Meeting. Non-registered Shareholders (being Shareholders who hold their shares through a nominee such as a trustee, financial institution, or securities broker) who have not duly appointed themselves as proxyholder will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote, ask questions or otherwise participate at the Meeting. Registered Shareholders and duly appointed proxyholders will be able to ask questions immediately before and during the Meeting by typing their questions into the field provided for that purpose on the webcast. Additionally, Shareholders may submit questions in advance of the Meeting by sending them by email at ir@thelionelectric.com. To the extent possible, Shareholders will be afforded the same opportunities to participate in the virtual-only format as they would in an in-person meeting.

4 If you are unable to attend the Meeting, please complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable, in accordance with the instructions set out on such form and in the Circular, or, alternatively, please vote over the Internet or by telephone, at your discretion, in accordance with the instructions provided on such form and in the Circular. To be effective, the attached form of proxy or voting instruction form must be received no later than May 13, 2024 at 11:00 a.m. (Eastern Time), or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays). Your shares will be voted in accordance with your instructions as indicated on the proxy. Shareholders who wish to appoint a proxyholder other than the persons designated by the Company on the form of proxy or voting instruction form (including non-registered Shareholder who wish to appoint themselves as proxyholder) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with the Company’s transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote at the meeting and, consequently, will only be able to attend the Meeting online as a guest. Non-registered Shareholders located in the United States must also provide TSX Trust Company with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third party as their proxyholder. If at any time before or during the Meeting, you have any questions regarding the virtual meeting procedures or need any help to access or participate in the Meeting, please refer to the “Help” button on the Meeting platform. Technicians will be available to assist you. The Company is using the notice-and-access procedures as permitted by Canadian securities laws for the delivery of the Circular and the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2023, together with the independent auditor’s report thereon and the related management’s discussion and analysis (the "Proxy Materials") to both its registered and non-registered Shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, Shareholders will receive a notice of availability of proxy materials (the "Notice-and-Access Letter") (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting). The Notice-and-Access Letter and form of proxy or voting instruction form have been sent to both registered and non-registered Shareholders. Notice-and-access substantially reduces the Company's printing and mailing costs and is more environmentally friendly as it reduces paper and energy consumption. The Proxy Materials are available on the Company's website at ir.thelionelectric.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Shareholders may request a paper copy of this Circular, the annual consolidated financial statements of the Company and related management’s discussion and analysis, at no cost, up to one year from the date this Circular is filed on SEDAR+. Shareholders may make such a request at any time prior to the Meeting (a) on the web at ir.thelionelectric.com; (b) by contacting TSX Trust Company at 1-888-433- 6443 (toll free in Canada and the United States) or 416-682-3801 (other countries); or (c) by contacting the Company's Investor Relations department by email at ir@thelionelectric.com. If a Shareholder requests a paper copy of the Proxy Materials, please note that another form of proxy or voting instruction form will not be sent. Dated at Saint-Jérôme, Québec, this 4th day of April, 2024. By order of the board of directors, Dominique Perron (Signed) Chief Legal Officer and Corporate Secretary